UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

(Registrant’s Name)

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Forward Stock Split

Regencell Bioscience Holdings Limited (the “Company”) has effected a 38-for-one forward stock split paid in the form of a stock bonus (the receipt of 37 additional shares for every share held on the record date) that it announced on June 2, 2025.

There are no changes to the Company’s name, CUSIP or current trading symbol in connection with the forward stock split.

No action is required by shareholders in connection with the forward stock split. Shareholders who hold their shares through a brokerage account will have their shares automatically adjusted to reflect the forward stock split. Registered shareholders will receive their additional shares through the Company’s transfer agent.

Exhibit No.	Description
99.1	Press Release, dated June 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and
Chairman of the Board of Directors

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